10026343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-45715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue - Suite 2500
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen (305) 350-3372
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

10 3/5

BD 3/12

VectorGlobal WMG, Inc.

Statement of Financial Condition

December 31, 2009







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

VectorGlobal WMG, Inc.

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2010

VECTORGLOBAL WMG, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$	2,727,368
RECEIVABLE FROM BROKERS (NOTE 9)		1,257,546
DUE FROM RELATED PARTY (NOTE 4)		224,187
PREPAID INCOME TAXES (NOTE 5)		70,430
PROPERTY AND EQUIPMENT, NET (NOTE 3)		506,047
OTHER ASSETS (NOTE 6)		181,388
	$	4,966,966

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	222,300
Accrued bonus payable		838,439
Income taxes payable		7,348
Due to related party (Note 4)		338,360
Deferred rent payable (Note 6)		154,527
Deferred income taxes (Note 5)		39,479
Total liabilities		1,600,453
LEASE COMMITMENTS AND CONTINGENCY (NOTE 6)		
STOCKHOLDER'S EQUITY		3,366,513
	$	4,966,966

See accompanying notes.

NOTE 1. ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company's principal business is securities brokerage of primarily Mexican, Latin American and U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting.

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. All cash and cash equivalents were held or custodied at a U.S. financial institution. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

Property and Equipment

Furniture and fixtures, communications equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

Commencing for 2009, the Company adopted "*Accounting for Uncertainties in Income Taxes*" as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Adoption had no effect on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consist of the following:

Leasehold improvements	$	294,877
Office equipment		64,897
Computer equipment		76,893
Furniture		207,533
Computer software		52,805
		697,005
Less: accumulated depreciation and amortization	(	190,958)
	$	506,047

NOTE 4. RELATED PARTY TRANSACTIONS

At December 31, 2009 the Company owed $338,360 of referral fees to the Ultimate Parent.

At December 31, 2009, the amount due from related party relates primarily to advances made to an affiliate in the amount of $224,187. This amount is due on demand and is non-interest bearing.

NOTE 5. INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, New Jersey, New York State and New York City tax returns with its Parent and computes its federal, state and local tax provision on a separate-company basis.

The Company had capital loss carryforwards of approximately $1,381,000 which expire in 2013 ($357,000) and 2014 ($1,024,000), and generated a deferred tax asset of approximately $560,000. This deferred tax asset had an allowance of the same amount at year-end. The Company distributed this deferred tax asset and related allowance to its Parent.

At December 31, 2009, the Company's deferred tax liability of $39,479 relates to temporary differences on leasehold rental costs and depreciation.

The Company made estimated tax payments for federal, state and local taxes, resulting in overpayments of approximately $70,000 at year-end.

NOTE 6. LEASE COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has an operating lease for office space in Miami, Florida that expires on February 28, 2014, and the lease contains provisions for rent escalation.

Approximate future minimum annual rent payments are as follows:

Year ended December 31	
2010	$ 287,000
2011	296,000
2012	266,000
2013	266,000
2014	174,000
Total future minimum payments required	$ 1,289,000

In connection with the Company's Florida lease, the Company placed cash on deposit with the lessor in the amount of $43,545, which is included in other assets in the statement of financial condition.

In addition, the Company received a tenant improvement credit in connection with its Miami office lease. This credit abatement, reflected as a liability in the statement of financial condition and amortizing over the life of the lease, amounts to $154,527 at year-end.

NOTE 6. LEASE COMMITMENTS AND CONTINGENCY (Continued)

Contingency

On February 24, 2009, the Company was named as a defendant in an arbitration action filed by a former client. This matter, currently in the discovery phase, alleges that unsuitable investments were recommended, breach of duty, negligence and failure to supervise. This claimant is seeking compensatory and punitive damages totaling up to $3,000,000 plus expenses. Management believes that this action against the Company is without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

NOTE 7. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 25% after each anniversary of employment until fully vested.

NOTE 8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $2,383,051, which was $2,133,051 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was 0.66 to 1.

NOTE 9. RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by JP Morgan and Pershing, whose principal offices are in New York and New Jersey, respectively. At December 31, 2009, substantially all securities owned and amounts due from brokers are held by and due from these brokers.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com